April 27, 2009
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President and CEO
(Stock Code Number: 6857, TSE first Section)
(Ticker symbol: ATE, NYSE)
CONTACT:
Akira Ono
General Manager, Corporate Relations Group
Phone: +81-3-3214-7500

New Representative Board Director Appointments

Tokyo, April 27, 2009 --- Advantest Corporation today announced that its Board of Directors has approved a resolution to appoint new representative directors, subject to approval at Advantest’s Ordinary General Meeting of Shareholders on June 25, 2009.

1.	Representative Director Candidates
Representative Board Director and Chairman of the Board (to be promoted)
Toshio Maruyama
(present position: Representative Board Director, President and CEO)
Representative Board Director and President
Haruo Matsuno
(present position: Executive Officer)

2.	Reason for changes
This renewal of Advantest’s management structure is designed as a response to recent global economic shifts and the dramatic environmental changes facing the company’s business, and has the aim of improving corporate value.

3.	Biography of New Representative Director
　Haruo Matuno
1.	Date of Birth:	February 14, 1960
2.	Education:
Mar. 1984	Graduated from School of Law, Waseda University
3.	Business Experience:
Apr. 1984	Joined Advantest Corporation
Jun. 1997	Section Manager, Executive Secretary Section, Corporate Relations Group
May 2002	Vice President, Corporate Liaison, Advantest America Corp.
Jun. 2005	Deputy Manager, Personnel Department, Corporate Affairs Group
Jun. 2006	Senior Vice President, Procurement Group
Jan. 2008	Senior Vice President, Production Group (present position)
Jun. 2008	Executive Officer (present position)